Exhibit 99.1

RISE Education Reaches Definitive Agreements for the Sale of Rise (Tianjin) Education Information Consulting Co., Ltd., RISE Education International Limited and Rise IP (Cayman) Limited

BEIJING, December 1, 2021 –RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), today announced that on December 1, 2021, the Company, Wuhan Xinsili Culture Development Co., Ltd. (the “Buyer SPV”), Rise (Tianjin) Education Information Consulting Co., Ltd. (“WFOE”), Beijing Step Ahead Education Technology Development Co., Ltd. (“VIE”), RISE Education International Limited (“Rise HK”) and Rise IP (Cayman) Limited (“Rise IP”) entered into a purchase agreement (the “WFOE Purchase Agreement”). The Buyer SPV is a newly-formed limited liability company controlled by the buyer consortium (the “Buyer Consortium”) consisting of certain franchisees of the Company and an affiliate of the Company’s senior management, who are PRC nationals.

Pursuant to the WFOE Purchase Agreement, the Company has agreed to, through Rise HK, sell all of the equity interests in WFOE to the Buyer Consortium (the “WFOE Sale”), in consideration of the Buyer Consortium (i) paying to Rise HK a nominal consideration, and (ii) assuming all liabilities of WFOE and its subsidiaries. Conditions precedent to the WFOE Sale include, among others, (i) Rise HK and Rise IP shall grant WFOE or other entities designated by the Buyer Consortium a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/ or Rise IP, (ii) the Company shall make an additional capital contribution to WFOE in US dollars equivalent of RMB20 million, and (iii) the lenders (the “Lenders”) of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000 (the “Facilities Agreement”) shall have released the applicable guarantees, obligations and equity pledges provided by WFOE and VIE. In addition, the Buyer SPV and its affiliates warrant that they will have no less than RMB100,000,000 at the closing of the WFOE Sale to fund the business operations of WFOE and its subsidiaries after completion of the Sale. For more details of the WFOE Sale, please refer to Exhibit 99.2 for the English translation of the WFOE Purchase Agreement.

On the same day, the Company entered into a share purchase agreement (the “IP Holdco Purchase Agreement”) with Rise Education Cayman I Ltd (the “IP Seller”) and Bain Capital Rise Education IV Cayman Limited, a major shareholder of the Company (the “Shareholder”). The IP Seller is also the borrower (the “Borrower”) under the Facilities Agreement. Pursuant to the IP Holdco Purchase Agreement, the Company and the IP Seller have agreed to sell all of the equity interests in Rise HK and Rise IP to the Shareholder in consideration of the Shareholder (i) on behalf of the Borrower, paying US$2,500,000 to the Lenders in settlement of the Facilities Agreement, and (ii) causing Rise HK and Rise IP to grant WFOE or other entities designated by the Buyer Consortium a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP (the “IP Sale”, and together with the WFOE Sale, the “Sale”). The IP Sale is subject to, among other customary conditions precedent, the completion of the WFOE Sale. For more details of the IP Sale, please refer to Exhibit 99.3 for the complete text of the IP Holdco Purchase Agreement.

In connection with the Sale, the Borrower, WFOE, VIE and the Shareholder and certain other parties entered into a settlement agreement (the “Settlement Agreement”) with the Lenders on December 1, 2021. Under the Settlement Agreement, the Lenders agreed to (i) acknowledge and consent to the Sale, (ii) discharge and release all liabilities and obligations of the Company and its subsidiaries under the Facilities Agreement in the amount of US$55,746,367.04; (iii) terminate, release and discharge all security interest, guarantee and indemnity created in connection with the Facilities Agreement; and (iv) waive, release and discharge all claims arising from or in connection with the Facilities Agreement, in exchange for (i) an aggregate amount of US$10,377,972.06, and (ii) the transfer of all interest in the Edge business (the “Edge Business”) that offers admission consulting, academic tutoring and test preparation services in Hong Kong and Singapore for students who intend to study abroad to a person nominated by the Lenders, and the obligation of the Borrower and the Shareholder to use their respective reasonable endeavors to run and manage the sale of the Edge Business to a third party for the 12 months following completion of the settlement contemplated under the Settlement Agreement (the “Settlement”). The Settlement is subject to, among other customary conditions precedent, the credit approval for each Lender, which the Lenders undertake to take all reasonable actions and steps required to obtain on or before December 17, 2021.

In order for the Company to make the settlement payment under the Settlement Agreement, make an additional capital contribution to WFOE pursuant to the WFOE Purchase Agreement and pay for certain operating expenses, the Company entered into a convertible loan deed with the Shareholder on December 1, 2021 (the “Convertible Loan Deed”), pursuant to which the Shareholder will provide an interest-free convertible loan of US$17 million to the Company for a period of 360 days, convertible into ordinary shares of the Company at US$0.35 per share, or US$0.70 per ADS, representing a premium of 10% over the volume weighted average closing price of the Company’s ADSs (each representing two ordinary shares) published on the relevant page on Bloomberg that shows such price on each day for a period of ten trading days prior to the date of the Convertible Loan Deed (the “Convertible Loan”). In addition, at any time prior to the date falling 30 days after the date of the Convertible Loan Deed (the “Solicitation Period”), the Company has the right to solicit and raise alternative financing and prepay any drawn portion of the Convertible Loan and cancel any undrawn portion of the Convertible Loan in full with proceeds from such alternative financing. The Shareholder shall not have the right to convert the Convertible Loan during the Solicitation Period.

Upon completion of the Sale, the Company would have, through its subsidiaries, sold substantially all of its assets. The Sale is conditioned upon receiving approval from Company’s shareholders. The Company will convene an extraordinary general meeting of the shareholders to consider and approve the Sale as described above. Pursuant to the terms of an irrevocable voting undertaking dated December 1, 2021 by and between the Shareholder and the Buyer SPV, the Shareholder will vote all of the ordinary shares of the Company it holds, or 70,800,808 ordinary shares representing 62.7% of the voting power of the Company’s outstanding shares, in favor of the Sale at the extraordinary general meeting of the Company.

The closing of the Sale is not certain. There is no assurance that all conditions precedent to the closing of the Sale will be satisfied or waived. The WFOE Purchase Agreement may be terminated upon mutual agreement among the parties thereto or if the closing of the WFOE Sale does not take place within three months following the execution of the WFOE Purchase Agreement. The IP Holdco Purchase Agreement may be terminated upon mutual agreement among the parties thereto or if the closing of the IP Sale does not take place within three months following the execution of the IP Holdco Purchase Agreement.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Luna Xing

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191